Exhibit 99.4

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP, for the six-months ended April 30, 2012 and five-year period ended October 31, 2011:

	IFRS		Canadian GAAP
	Six-Months Ended April 30, 2012	Year Ended October 31, 2011	Year Ended October 31,
			2010	2009	2008	2007
Excluding Interest on Deposits	4.43	3.47	3.55	3.28	2.51	2.34
Including Interest on Deposits	2.01	1.84	1.90	1.60	1.37	1.37

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries – IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS		CDN GAAP
	Six-Months Ended April 30 2012	Year Ended October 31 2011	Year Ended October 31
			2010	2009	2008	2007
(Canadian dollars in millions)

Excluding Interest on Deposits
Net Income before income taxes	$4,431	$8,191	$6,968	$5,526	6,005	7,025

Less: Income from equity investees (note 1)	(16)	9	55	4	(42)	(63)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,206	$3,164	$2,605	$2,275	3,826	5,075
Estimated interest within rental expense	81	156	149	146	129	128

Total fixed charges	1,287	3,320	2,754	2,421	3,955	5,203

Preferred dividend requirements	169	326	338	325	131	110	Note 2

Fixed charges and preferred dividends	1,456	3,645	3,092	2,746	4,086	5,313

Earnings	5,702	11,520	9,777	7,951	9,918	12,165

Ratio of earnings to fixed charges	4.43	3.47	3.55	3.28	2.51	2.34

Ratio of earnings to fixed charges and preferred dividends	3.92	3.16	3.16	2.90	2.43	2.29

Including Interest on Deposits
Net Income before income taxes	$4,431	$8,191	$6,968	$5,526	$6,005	$7,025

Less: Income/(loss) from equity investees	(16)	9	55	4	(42)	(63)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$4,286	$9,626	$7,696	$9,037	15,984	18,845
Estimated interest within rental expense	81	156	149	146	129	128

Total fixed charges	4,367	9,782	7,845	9,183	16,113	18,973

Preferred dividend requirements	169	328	338	325	131	110	Note 2

Fixed charges and preferred dividends	4,536	10,110	8,183	9,508	16,244	19,083

Earnings	8,782	17,982	14,868	14,713	22,076	25,935

Ratio of earnings to fixed charges	2.01	1.84	1.90	1.60	1.37	1.37

Ratio of earnings to fixed charges and preferred dividends	1.94	1.78	1.82	1.55	1.36	1.36

Note (1)	2012	2011	2010	2009	2008	2007

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments – IFRS)	15,613	(8,890)	(54,684)	(3,922)	41,695	63,411
JV
(proportionate consolidation Cdn. GAAP)			—	(1)	—	—

	15,613	(8,890)	(54,684)	(3,923)	41,695	63,411

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	129	258	258	233	101	88
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	76.5%	78.7%	76.4%	71.6%	77.2%	80.2%

Preferred Dividend Requirement	169	328	338	325	131	110

Effective Tax Rate	23.5%	21.3%	23.6%	28.4%	22.8%	19.8%